
August 15, 2013

Via E-Mail
Javier Astaburuaga Sanjines
Chief Financial Officer
Mexican Economic Development, Inc.
Colonia Bella Vista
Monterrey, NL 64410
Mexico

> **Re: Mexican Economic Development, Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **File No. 333-08752**

Dear Mr. Sanjines:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments

Form 20-F for the Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. We note you have used " Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method" as your starting point to determine cash flows from operating activities. We believe that profit and loss, as defined in IAS 1, is what IAS 7 intended to use to measure cash flows from operating activities. Please tell us why you believe your presentation is in accordance with IAS 7.

Notes to the consolidated financial statements

2 Basis of presentation

2.2.1 Presentation of consolidated income statement, page F-7

2. Since you present costs and expenses by function, please provide additional information about the expenses by nature in accordance with paragraph 104 of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining